UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C.  20549

                          SCHEDULE 13G
                  (Amendment No. 3)

           Under the Securities Exchange Act of 1934


                      EnPro Industries Inc
                        (Name of Issuer)

                             Common
                 (Title of Class of Securities)

                           29355X107
                         (CUSIP Number)

                            12/31/05
                 (Date of Event which Requires
                   Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]  Rule 13d-1(b)
[ ]  Rule 13d-a(c)
[ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out or a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29355X107     SCHEDULE 13G     Page 2 of 7


1  Name of Reporting Person
                     Kestrel Investment Management Corporation
   IRS Identification No. of Above Person    94-3173193

2  Check the Appropriate Box if a Member of a Group
                                         (a) [ ]
                                         (b) [ ]

3  SEC USE ONLY


4  Citizenship or Place of Organization

                     California

                  5  Sole Voting Power

                       -0-

   NUMBER OF      6  Shared Voting Power
     SHARES
  BENEFICIALLY         -0-
 OWNED BY EACH
   REPORTING      7  Sole Dispositive Power
  PERSON WITH
                       -0-

                  8  Shared Dispositive Power

                       -0-

9  Aggregate Amount Beneficially Owned by each Reporting Person

   -0-
10 Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares*            [ ]

11 Percent of Class Represented by Amount in Row 9

   0.0%

12 Type of Reporting Person*

   CO, IA
CUSIP No. 29355X107     SCHEDULE 13G       Page 3 of 7


1  Name of Reporting Person        David J. Steirman
   IRS Identification No. of Above Person

2  Check the Appropriate Box if a Member of a Group
                                         (a) [ ]
                                         (b) [ ]

3  SEC USE ONLY


4  Citizenship or Place of Organization

                     United States

                  5  Sole Voting Power

                       -0-

   NUMBER OF      6  Shared Voting Power
     SHARES
  BENEFICIALLY         -0-
 OWNED BY EACH
   REPORTING      7  Sole Dispositive Power
  PERSON WITH
                       -0-

                  8  Shared Dispositive Power

                       -0-

9  Aggregate Amount Beneficially Owned by each Reporting Person

   -0-

10 Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares*            [ ]

11 Percent of Class Represented by Amount in Row 9

   0.0%

12 Type of Reporting Person*

   IN
CUSIP No. 29355X107     SCHEDULE 13G       Page 4 of 7


1  Name of Reporting Person        Abbott J. Keller
   IRS Identification No. of Above Person

2  Check the Appropriate Box if a Member of a Group
                                         (a) [ ]
                                         (b) [ ]

3  SEC USE ONLY


4  Citizenship or Place of Organization

                     United States

                  5  Sole Voting Power

                       -0-

   NUMBER OF      6  Shared Voting Power
     SHARES
  BENEFICIALLY         -0-
 OWNED BY EACH
   REPORTING      7  Sole Dispositive Power
  PERSON WITH
                       -0-

                  8  Shared Dispositive Power

                       -0-

9  Aggregate Amount Beneficially Owned by each Reporting Person

   -0-

10 Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares*            [ ]

11 Percent of Class Represented by Amount in Row 9

   0.0%

12 Type of Reporting Person*

   IN
CUSIP No. 29355X107     SCHEDULE 13G        Page 5 of 7


Item 1(a).  Name of Issuer.

   EnPro Industries Inc

Item 1(b).  Address of Issuer's Principal Executive Offices.

   5605 Carnegie Boulevard, Suite 500
   Charlotte, NC  28209

Item 2(a).  Names of Persons Filing.

   Kestrel Investment Management Corporation, David J. Steirman and Abbott J. Keller.

Item 2(b).  Address of Principal Business Office or, if none,
Residence.

   The business address of Kestrel Investment Management
Corporation, David J. Steirman and Abbott J. Keller is 411
Borel Avenue, Suite 403, San Mateo, CA  94402.

Item 2(c).  Citizenship.

   Kestrel Investment Management Corporation is a California corporation, David J. Steirman and Abbott J. Keller are citizens of the United States of America.

Item 2(d).  Title of Class of Securities.

   Common

Item 2(e).  CUSIP Number.

   29355X107

Item 3.     Type of Reporting Person.

   Kestrel Investment Management Corporation is an investment advisor registered under Section 203 of the Investment Advisors Act of 1940. David J. Steirman and Abbott J. Keller are the sole shareholders of Kestrel Investment Management Corporation.

Item 4.     Ownership.

   Reference is hereby made to items 5-9 and 11 of each of the cover pages to this Schedule 13G, which Items are incorporated by reference herein. As used below, the term "Securities" refers to the securities to which this Schedule relates.

   Kestrel Investment Management Corporation ("Kestrel"), as investment manager of certain client accounts, and David J. Steirman and Abbott J. Keller, as Kestrel's principals, may be deemed to have the power to direct the voting or disposition of Securities that are held by any such client accounts. Therefore, Kestrel, Mr. Steirman and/or Mr. Keller may be deemed to beneficially own such Securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that Kestrel, Mr. Steirman or Mr. Keller is, for any purpose, the beneficial owner of any Securities held by client accounts, and each of those persons disclaims beneficial ownership as to Securities held by client accounts, except to the extent of his or its pecuniary interests therein.

   Under the definition of "beneficial ownership" in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, it is also possible that other directors, officers or employees of Kestrel might be deemed the "beneficial owners" of some or all of the Securities in that they might be deemed to share the power to direct the voting or disposition of such Securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the securities to which this Schedule relates, and such beneficial ownership is expressly disclaimed.

CUSIP No. 29355X107     SCHEDULE 13G        Page 6 of 7


Item 5.     Ownership of Five Percent or Less of a Class.

   If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.     Ownership of More Than Five Percent on Behalf of
Another Person.

   Not applicable.


Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent
Holding Company.

   Not applicable.

Item 8.     Identification and Classification of Members of the
Group.

   Not applicable.

Item 9.     Notice of Dissolution of Group.

   Not applicable.

Item 10.    Certification.

   By signing below, each of the undersigned certifies that, to the best of their respective knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

CUSIP No. 29355X107     SCHEDULE 13G       Page 7 of 7


                           Signature

   After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:

                     DAVID J. STEIRMAN



                     /s/ David J. Steirman
                     ________________________
                     David J. Steirman


DATED:

                     ABBOTT J. KELLER



                     /s/ ABBOTT J. KELLER
                     ________________________
                     Abbott J. Keller


DATED:

                     KESTREL INVESTMENT MANAGEMENT CORPORATION



                     /s/ David J. Steirman
                     ________________________
                     By: David J. Steirman
                     Its:     President